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                                                                   Exhibit 99.92

News release via Canada NewsWire, Toronto 416-863-9350

                  Attention Business Editors:
                  TRANSITION THERAPEUTICS REPORTS AMENDED MD&A

    /THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN
                               THE UNITED STATES./

TORONTO, DEC. 22 /CNW/ - TRANSITION THERAPEUTICS INC. ("Transition") (TSX:
TTH), today announced that in connection with a current prospectus review process, it has refiled its annual Management Discussion and Analysis for the year ended June 30, 2005. Management's positive conclusions with respect to its assessment of the Company's disclosure control policies and enhancement of internal controls were inadvertently omitted from the annual MD&A. The MD&A was refiled at the request of the Ontario Securities Commission to include these conclusions by management. There has been no restatement of any financial information previously filed.

ABOUT TRANSITION

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead products include regenerative therapies E1-I.N.T.(TM) and GLP1-I.N.T.(TM) for the treatment of diabetes, MS-I.E.T. for the treatment of multiple sclerosis and HCV-I.E.T. for the treatment of hepatitis C. Transition is currently enrolling patients for a Phase II clinical trial for MS-I.E.T. in patients with multiple sclerosis, and exploratory Phase IIa clinical trials for E1-I.N.T.(TM) in type I and type II diabetes patients, and a Phase I/II clinical trial for HCV-I.E.T. in patients with hepatitis C. Transition's shares are listed on the Toronto Stock Exchange under the symbol "TTH".

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC or otherwise. Press releases may contain forward-looking statements based on the expectations of our management as of the date of the release. Actual results may materially differ based on many factors, including those described in the press releases.

%SEDAR: 00015806E

/For further information: visit www.transitiontherapeutics.com or contact: Dr. Tony Cruz, Chief Executive Officer, Transition Therapeutics Inc., Phone (416) 260-7770, x223, tcruz (at) transitiontherapeutics.com; Mr. Elie Farah, CFO and VP Corporate Development, Transition Therapeutics Inc., Phone: (416) 260-7770, x 203, efarah (at) transitiontherapeutics.com/
         (TTH.)
CO: Transition Therapeutics Inc.
CNW: 10:04e 22-DEC-05